UNITED STATES
                                 SECURITIES AND EXCHANGE COMMISSION
                                              WASHINGTON, D.C. 20549


     DIVISION OF
CORPORATION FINANCE


                                                                May 31, 2019

  Via E-Mail

  Kai E. Liekefett
  Sidley Austin LLP
  787 Seventh Avenue
  New York, New York 10019

          Re:     Texas Pacific Land Trust Inc.
                  DEFA14A filed May 22, 2019
                  DEFA14A filed May 23, 2019
                  File No. 1-00737

  Dear Mr. Liekefett:

         The staff in the Office of Mergers and Acquisitions in the Division of Corporation
  Finance has the following comment on the filings listed above:

  DEFA14A filed May 22, 2019   Letter to Shareholders

      1. We note your disclosure in the Letter to Shareholders and other filings made last week that you have postponed the special meeting initially set for May 22, 2019 (which you had stated was to be convened, adjourned and reconvened on June 6,
2019). Your filings
         state that the meeting is postponed indefinitely, pending resolution of the claims and issues in the litigation you filed against Mr. Oliver and his affiliates. Please provide your analysis, with a view to additional disclosure to inform shareholders of the status of proxies granted to you, as to the validity of the proxies you previously solicited for
         General Cook. Your analysis should state whether you intend to use the proxies you previously solicited. If so, your discussion should site relevant authority under the proxy rules and applicable state law that permits you to do so.

         Please respond to the above comment promptly. Direct any questions to me at
  (202) 551-3263.

                                                                Sincerely,

                                                                /s/ Christina
Chalk

                                                                Christina Chalk
                                                                Senior Special
Counsel
                                                                Office of
Mergers and Acquisitions